And Deemed Filed Pursuant to Rule 14a-12 Under the Securities

Exchange Act of 1934 Enterprise Solutions, Inc. Filed by Opsware Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Tangram Commission File No.: 000-15454

is #1 Opsware Inc. investment thesis Big new software market Opsware Financially hitting our stride right now

Opsware + Tangram Marc Andreessen Chairman December 2003

• Explosionservers& servers servers of applications more more servers • = server more = applications on users • =applications • more more • & architecture processing 4 • Many All Many • Web • • • architectureservers to • of Serversbeginproliferate • Web Client/Server • to big • Mainframe few Aservers • Shiftexplosion •

7m . 7.8m ‘07 32 3m . 6.9m ‘06 29 2m . 6.2m ‘05 26 6m . 5.5m ‘04 23 3m Install base . 4.9m ‘03 21 3m . 4.5m ‘02 19 17.5m 4.3m ‘01 5 2m . 4.3m ‘00 14 6m . 3.4m ‘99 10 Annual shipments 7.7m 2.7m ‘98 5.3m 2.5m ‘97 3.1m 1.3m ‘96 Server shipments & install base exploding 1.9m 0.5m ‘95 Source: IDC Server Census

35% 51% 2006 Unix/Other 33% 50% 2005 31% 50% 2004 26% 49% 2003 even more servers Linux 6 a 23% 44% 2002 Worldwide server install base Windows 21% 39% 2001 18% 33% 2000 Linux & Windows 14% 28% 1999 Source: IDC

This causes huge problems that we solve

- **Despite radical change in servers, no corresponding change in IT software or processes**
- This leads to a series of crises:
  - ***Security***: 100x as many servers to secure, and applications open to the outside world, create severe vulnerabilities
  - ***Labor***: IT measures cost by number of servers managed
  - ***Quality***: application and server explosion leads to a rate-of-change explosion that destroys quality

Need for a new generation of software to run servers

7

OPSWARE INC
Automating IT

5.6 million 40% x 5.6 million $1,200 $2.7 billion 2 1 Number of US servers today 8 Due to server explosion, market is huge US market opportunity for Opsware Addressable market of servers Opsware ASP per server Market opportunity 2002 US installed base of Windows, Unix, Linux servers (IDC, Server Census) Addressable market excludes servers installed in small-medium size businesses 1 – 2 –

163 2003E 152 2002 145 2001 150 2000 129 1999 9 108 1998 Worldwide new PC shipments 94 1997 75 1996 PC unit volume up 3x in 8 years (in millions) 56 1995 Source: Merrill Lynch

We now also address the PC market

- **Average selling price has fallen in half** in that time
  - To $1,200
- **Over 1 billion PCs** sold in last 7 years
- PC unit volume continuing to increase
- **Tangram extends Opsware story to the desktop and the notebook**
  - Increasing addressable market significantly
  - Starting with 2 million Tangram devices today

Source: Merrill Lynch, Morgan Stanley, and IDC

10

OPSWARE INC

Why Opsware Inc. will be the #1 independent software company 11

#2 outsourcer in the world 12 Reason 1: EDS using Opsware 50,000 servers 154 data centers Committed $100m savings over 3 years The ultimate reference account

13 EDS in our ads

Post-renewal $6m Jul’05 servers $6m Apr’05 18,500+ $6m Jan’05 $6m Oct’04 $5m Jul’04 14 $5m Apr’04 $4m Jan’04 $4m Oct’03 Calendar quarters $4m Jul’03 $4m Apr’03 $1m Jan’03 $1m Oct’02 EDS guaranteed $52m commitment over 3 years, with upside feeslicense Quarterly customers Reason 2: Hewlett-Packard using Opsware HP reselling Opsware 3,000 person services group training on Opsware HP Managed Services using Opsware HP deal = instant credibility, instant pipeline #2 and #3 outsourcers are

Opsware 15

Reason 3: NEC using Opsware NEC reselling Opsware Widespread distribution throughout Japan & Asia NEC launching integration services for Opsware NEC has 140,000 people worldwide NEC global revenue of $40 billion annually 16

• customer $500K • over • large is • EDS • get • excluding competitors 17 this uniquely size deals: profitable sticky out large are are block doing • We deal is of deals deals deals else • 4: average how… Large Large Large Reason Our Importance – – Nobody Here’s • deals z z z z

We sell into big budgeted IT projects

Server and application explosion

Budgeted IT initiatives

CIO-level budgeted projects
$1m+ budgets

- Data center & server consolidation
- Migration to Linux & Windows
- Data center security

VP-level budgeted projects
$500K+ budgets

- Centralized remote server operations
- Centralized branch office operations
- New server & application deployments
- Policy enforcement & tracking
- Regulatory compliance (HIPAA, S-O)

Ultimately upsell to $5m+ project to reengineer IT

18

OPSWARE INC
Automating IT

Savings 94% 87% 95% 95% 88% 95% With Opsware 3 hours 90 minutes 30 minutes 100 hours 15-30 minutes 2 hours Typical Time 19 Consolidate 10 data centers down to 3 and reduce ongoing labor costs 35 operational tasks analyzed Average labor savings of 90% 6 days 12 hours 40 hours 2000 hours 2 hours 40 hours z z z Resulted in $1m customer deal We prove real financial value and cost reduction Task Description Provision 12 Unix servers Provision 12 Windows servers Patch 25 Windows servers Upgrade OS on 500 Unix servers Rollback Windows operating system changes Modify application configurations on 25 servers across QA, staging, production and DR

Active-Active Dual Datacenters New Server & App Deployments Application Provisioning & Control Remote Security Policy & Security Policy & New Server & App Deployments 20 Server Management Departmentof Energy Centralized Operations Our approach works EDS-wide Automation Consolidation Data Center Migration to to customers adds significant customer base customers! Prudential, Marriott, UBS, Molex, Unocal… Including significant government customers Tangram Opsware customers 21 200+ Opportunity to upsellOpsware Opportunity to upsellTangram Tangram z z z z z

Large Service Providers MSP’s Insurance High Tech Defense &Intelligence Gov’t Retail State & Local Federal …drive others to demand it Telco / Cable / Banking Civilian 22 Those with the Opsware advantage… Departmentof Energy Existing deals are triggering chain reaction Service Providers Enterprise Government

MSP business Reason 5: Massive product lead Under development & in use for 4 years Baked in crucible of Loudcloud Ran 2,000 servers; 5 datacenters; 100% uptime SLA Robust & proven to scale The only product for heterogeneous environments

• Content Financials DB Linux Hat • Software Hardware software…) & Engineering Area Facilities • Business Oracle Oracle Red • by HR Costs Software Customer Support • Force Automation • Hardware Sales • Finance Analysis Servers • Distribution Centers Code • 4.5 4 3.5 3 2.5 2 1.5 1 0.5 0 Staging Production • Cost Push to hardware, Deployment to Execution Linux (labor, Application Code Configuration Content Deploy Deploy Script Rollback • • • • • • • Usage Application WebLogic • Intelligence Java BEA Solaris Sun) Software Infrastructure Servers IBM, 24 Center & Software Execution Unix (HP, • Data Server Script Rollback • • • 4 usage) Automation System asset Lifecycle into views Server Provisioning Configuration Tracking Opsware Patching Asset Discovery • (multiple

Complete • • • • • Packs 2000 IIS • Reporting when…) Systems Service MS Windows Servers what, Operations did Operating Windows (who • market the on product • complete Execution Tracking Provisioning Configuration Patching Script Asset Discovery Rollback • Most • • • • • •

Most supported technologies

Server Platforms	Sun OS IBM AIX Red Hat Linux	Microsoft Windows HP-UX	
Package & Patch Formats	Windows: Solaris: HPUX: AIX: Linux:	MSI, Zip, Hot Fix, Service Pack Package, Patch, Patch Cluster, RPM Depot, Product, File Set, Patch Product, Patch File APAR, LPP, Maintenance Level, Base/Update File Set, RPM RPM	
Databases, Clustering & Storage	IBM DB2 Oracle DB Veritas Cluster Server	Microsoft SQL Server Microsoft Cluster Server MySQL Veritas Volume Manager	
Application Servers, Web Servers, Content Management Systems	IBM WebSphere BEA WebLogic Sun ONE Software Oracle DB	Microsoft JBOSS Vignette Tomcat	Macromedia JRun ColdFusion ATG Dynamo Apache
Directory & Access Control Servers	Microsoft Active Directory Sun ONE Directory Server Netegrity Site Minder		
Messaging & Enterprise Integration	IBM MQSeries Microsoft BizTalk Server 2000 Tibco Rendezvous		

25
OPSWARE INC

Most scalable and robust in the real world


Opsware
700 Managed Servers
Opsware
1250 Managed Servers
2800 Managed Servers
Opsware
Multimaster Mesh
800 Managed Servers
450 Managed Servers
Opsware
Opsware

Multimaster Replication

- Automatic replication of server configurations across data centers
- Automated delivery of software packages to remote data centers
- Disaster recovery through automated environment rebuilding in the event of failure
- Global policy definition with local / remote enforcement

26

OPSWARE INC

Dallas data center Every change can be rolled back arbitrarily to a previous state Model captures server state & change history Today Yesterday 1 week ago Opsware Change History 27 Operational Model server OS version & patch Software packages level Installation order and dependencies Customers, SLAs, business units,… Versioned Logged Digitally signed Opsware models construction and business context for every – – – – Every change to a server is • • • Most resilient to error and outage • •

Most secure

- **Control & accountability**
  - Role-based authorization
  - Digitally signed audit trails
  - LDAP-based authentication
  - Minimize root / admin privileges
- **Secure communication channels**
  - X.509v3 digital certificates on Opsware core & server agents
  - Secure communications over SSL
  - Secure 3rd party integration
- **Security certifications**
  - Common Criteria
  - FIPS 140



System Architect
Security Admin
OK
Create OS template
Denied
OK
Provision OS
Denied
OK
Provision Software Infrastructure
Denied
OK
Patch OS
OK
Denied
Deploy J2EE app
Denied
Opsware US Core
Digital Certificate
Multimaster Sync
SSL
Opsware EMEA Core
Digital Certificate
SSL
SSL
SSL
New York
Dallas
London

28

OPSWARE INC

Tangram radically boosts security story

- **Opsware** provides patching and configuration tracking
- **Tangram** provides software tracking and Oversight
- **Together, unparalleled security offering** for complex environments
  - Keep everything patched all the time
  - Keep all configurations tracked and consistent all the time
  - Track all software used across the enterprise
  - Stop bad software in its tracks

29

OPSWARE INC
Automating IT

• change installed by assets, usage etc. • SLA, server packages asset OS, • intelligence into & of • views software charts customer, Detailed history, One-click facility, • • • business 30 • with queries changes software, advanced graphs etc. • & server server, for reports and on writer CIO-ready policy reporting implemented, report answer of Easy History

A

d-hoc change Custom • Most • • • •

Most standards-based with DCML 31 DCML Governing Members DCML Founding Members DCML General Members

30,000 different very large numbers of servers and much more quickly than before 32 Drop into existing environments Assimilate knowledge of technologies Deploy onto desktops Combined product will be easiest to deploy z z z

Reason 6: Forrester says Opsware is #1



Risky Bets
Contenders
Strong Performers
Leaders
Market presence
Strong
Current Offering
Weak
Opsware
Jareva
IBM
BladeLogic
HP
Platespin
Racemi
Moonlight
Sun
Altiris
Sphera
Plesk
ProvisionSoft
Weak
Strategy
Strong

- 15 criteria evaluated
- Opsware ranked #1

Source: Forrester Research, December 2002.

33

OPSWARE INC

Labs Labs eWeek Labs, August 2003 eWeek 34 Gartner And so do Gartner and eWeek Gartner, June 2003

Reason 7: We have the best software company team

Name	Previous Experience
Marc Andreessen, *Chairman & Cofounder*	**AOL, Netscape, Mosaic**
Ben Horowitz, *CEO & Cofounder*	**AOL, Netscape, Lotus**
Sharlene Abrams, *CFO*	**Mercury Interactive**
Tim Howes, *Development, CTO & Cofounder*	**AOL, Netscape, LDAP**
John O'Farrell, *Business Development*	**Excite@Home, US West**
Jim Dimitriou, *Sales & Services*	**CSC, Accenture**
Sharmila Shahani, *Marketing*	**AOL, Netscape, Kiva**
In Sik Rhee, *Architect & Cofounder*	**Netscape, Kiva, Approach**
Ray Suorsa, *Architect*	**Infoseek, NASA Ames**

35

OPSWARE INC

Why Opsware Inc. will be the #1 company overall 36

IT automation software 2003 Application server software $2B revenues 2002 1997 Storage software $5B revenues Customers hate hardware lock-in! 2002 1991 Why? Database software $12B revenues DEC An independent software company is always #1 in a big market 2002 1985

Opsware + Tangram Marc Andreessen Chairman December 2003

and the Forms 10-Q and and the and Exchange Commission In Opsware on its website at on its in the merger will be set automation software is uncertain. Investors and security holders of directing such request to Norm Phelps, officers and directors is included in Opsware’s Information regarding automation software, that we may not release our software products file annual, quarterly and current reports, proxy by participants in the solicitation of proxies from the security holders of our business and financial results is included in our Form 10-K filed with the SEC on May 1, In addition to the registration statement to be filed by Opsware and Tangram Investors and security holders may obtain a free copy of the proxy proxy statement for its 2003 annual meeting of shareholders filed with the Securities and Exchange of the directors and executive officers of Opsware and Tangram 39 Enterprise Solutions, Inc. expect to file with the Securities and Exchange Commission a registration statement on Form S-4, and are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain and the proposed merger. and their respective officers and directors may be deemed to be A description of the interests proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission when they become available. This presentation contains forward-looking statements regarding the growth of the market for our software and our opportunities in that market. These statements are subject to risks and uncertainties that could cause actual results to differ materially from these statements, including the risk that our experience operating as a software company is limited, that there is unproven demand for our Opsware Inc. and Tangram expects to mail a proxy statement/prospectus to its security holders containing information about the transaction. Enterprise Solutions, Inc., nphelps@tangram.com, (919) 653-6000; or to Ken Tinsley, Opsware, Inc., ktinsley@opsware.com, (408) 212-5241. addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by with respect to the transactions contemplated by the proposed merger. Information regarding Opsware’s proxy statement for its 2003 annual meeting of stockholders filed with the Securities and Exchange Commission on May 23, 2003. officers and directors is included in Tangram’s Commission on November 18, 2003. on time and that these products may not perform as described or as hoped, and that future revenue from sales of Opsware More information about these and other factors that could affect 2003 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” 8-K that we file during the fiscal year. Opsware Tangram Opsware and Tangram important information about Opsware, Tangram proxy statement/prospectus to be mailed to the security holders of Tangram, each of Opsware and Tangram statements and other information with the Securities and Exchange Commission. statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities at its Web site at www.sec.gov. These documents may also be obtained at no cost from Opsware and Tangram Tangram www.opsware.com. Investors and security holders may obtain copies of the documents filed with the Securities and Exchange Commission by Tangram website at www.tangram.com. Opsware, Tangram Tangram Tangram’s forth in Tangram’s